Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hillman Solutions Corp.:

We consent to the use of our report dated March 11, 2021, with respect to the consolidated balance sheets of HMAN Group Holdings, Inc. as of December 26, 2020 and December 28, 2019, the related consolidated statements of comprehensive loss, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 26, 2020, and the related notes and financial statement schedule II – Valuation Accounts included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 11, 2021 contains an explanatory paragraph that refers to the restatement of the 2019 and 2018 consolidated financial statements to correct misstatements and an explanatory paragraph that refers to a change in the methods of accounting for leases and revenue recognition.

/s/ KPMG LLP

Cincinnati, Ohio

August 13, 2021